Exhibit 99-1
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Koor Industries Ltd.


                               Koor Industries Ltd
            Translation of a conference call with analysts that took
                place in Hebrew, and was held on August 16, 2007

Below is a translation of a conference call that took place with analysts in Hebrew on Thursday August 16, 2007. The Hebrew version is the binding version.

Spokesperson:      Good afternoon, and welcome to the Koor Industries conference call. For your information, all participants in this call
                   are in listen mode only. Following the presentation, it will be possible to ask questions. Instructions about being able to speak will be given in due course. For help during the
                   conference call, please press the asterisk and zero keys.
                   Please be aware that this conference call is being recorded on Thursday, August 16, 2007. Before I hand over to Mr.
                   Emmanuel Kahana, of Gelbart Kahana, I would like to point
                   out that apart from historical data that will be provided, all the data and/or results mentioned in this call are
                   forecasts, including risks and uncertainty. The Company's
                   results are likely to differ materially on account of
                   various factors, as detailed in the Company's prospectus and in its reporting to the authorities. I will now hand over to
                   Mr. Kahana. Mr. Kahana, please.
Emmanuel Kahana:   Thank you. Good afternoon and welcome to the Koor Industries conference call to present the results for Q2 2007.
                   Yesterday Koor published its financial statements. We made sure to pass on to you the announcements to investors and a

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                   summary of the financials, and for those of you who did not receive them, we will be pleased to send them to you. With us here is Mr. Raanan Cohen, Chief Executive of Koor, Mrs.
                   Michal Yageel, the Company's Comptroller, and Mr. Oren
                   Hillinger, Koor's Finance Director. Raanan, please.
Raanan Cohen:      Thank you, Manno. Good afternoon, and welcome to the
                   conference call. Today, one year after the acquisition of control of Koor by IDB, we are presenting very strong results. In the second quarter, and after it, we have continued the implementation of our program: on the one hand, we are enhancing our assets and are taking operational steps to create value in the Group's companies, and on the other hand, we are taking advantage of and creating opportunities to realize our holdings. As a result of these processes, in the second quarter we are showing a profit of NIS 151 million, as compared with a loss of NIS 94 million in the corresponding quarter last year. The move from losses to profit is due mainly to a significant improvement in the results of our investee companies, of which the main ones are Makhteshim Agan and ECI, and to capital gains recorded in this quarter from the sale of our holdings in Sheraton and Knafaim. Makhteshim Agan has posted excellent results, with its revenues up 20% to USD 550 million and net earnings up 30% to USD 52 million. Makhteshim Agan in this period has been benefiting from increased, worldwide demand for all its products, an increase in prices and benign weather conditions that have increased demand in the segment.
                   Makhteshim Agan is in parallel continuing to implement its reorganization and increasing efficiency plan that it

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                   announced at the beginning of the year.
                   ECI has reported improved current operation profits in this quarter. The company is benefiting from an increased number of cellular subscribers worldwide and in all the developed companies where it is selling, which has led to growth in sales at the ECI's Transport Networks Division. ECI's earnings in Q2 in accordance with Israeli GAAP were USD 43 million, which includes profits of USD 27 million from the Veraz IPO. According to US GAAP, I would point out that on account of the Veraz IPO, in the quarter ECI recognized USD 15 million, while a further USD 12 million will only be recognized in Q3, whereas, as I said, according to Israeli GAAP it was already recognized this quarter. After the balance sheet date ECI entered into an agreement for its sale to a group of investors headed by Shaul Shani, at a price per share of USD 10. Upon completion of the transaction Koor is expected to receive USD 330 million for its holdings in ECI.
                   During Q2 we also completed the sale of our holdings in the Sheraton Moriah chain to a company of Azorim and Boimelgreen Capital for USD 24 million. Of this, USD 15 million has already been received, and we are expecting to receive the balance of USD 9 million, which is guaranteed by Azorim, not later then March 2008. On account of the sale in the current quarter, we have recognized a capital gain of NIS 14 million.
                   Another divestment we made in the quarter was the sale of our holdings in Knafaim, 9.2%, for USD 13.7 million. Our profit from this transaction, which was recorded in the current quarter, was NIS 15 million.

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                   In May we raised NIS 640 million in debentures through
                   expansion of an existing series. This reflected an effective interest rate linked to the CPI of 4.05%.
                   Also during the quarter we ceased trading our ADRs on the New York Stock Exchange and announced the termination of the DAR program as well as the intention to delist from registration with the SEC when conditions permit. We took this step after having assessed on the one hand the high costs of reporting in the USA and compliance with the Sarbanes Oxley Act, and on the other hand the low proportion of Koor's American shareholders and the low levels of trading in the US.
                   During the quarter we invested USD 2.25 million in the Indivision private equity fund, which is focused on the Indian retail sector. After the end of the quarter we invested a further USD 1.5 million in the fund, and to date we have invested USD 5.25 million in it, out of our total commitment of USD 15 million to invest in the fund. Yesterday the Company's Board decided on a cash dividend of NIS 150 million. Distribution of the dividend will take place on September 6, 2007, with the record date being August 22, 2007 and the ex-dividend date being August 23, 2007.
                   Finally, Jonathan Kolber, who has been at Koor for ten years and who served as the Company's Chairman for the past year, announced his resignation from the Board, and he is leaving for a sabbatical abroad. The Company's Board of Directors decided to convene a General Meeting and to recommend to it to appoint Mr. Ami Erel to be Chairman of the Board.

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                   I will now ask Oren to say a few words, and to review the
                   results of Koor and some of our investee companies.
Oren Hillinger:    Thank you, Raanan. Good afternoon. Koor ended Q2 with
                   earnings of NIS 151 million, as compared with a loss of NIS
                   94 million in the corresponding quarter last year. Earnings per share for the quarter came to about NIS 9.1, as compared with a loss of NIS 6 per share in the corresponding quarter last year. We ended the first half of 2007 with earnings of NIS 275 million, compared with NIS 7 million in the corresponding period last year. Earnings per share for the first half were NIS 16.4, as compared with NIS 0.7 per share in the corresponding period last year.
                   The financial debt of Koor and its wholly owned subsidiaries stood at NIS 3 billion at June 30, 2007, against which we have cash and cash equivalents of about NIS 1.6 billion, making the net financial debt of the Company and its wholly owned subsidiaries about NIS 1.4 billion. This sum does not include two items: The first is NIS 235 million, which we are expecting to receive this year and in 2008, based on agreements signed in 2006. The second is the payment expected from the ECI transaction, for which we shall receive USD 330 million.
                   I shall now summarize the results of the main investee companies.
                   Makhteshim Agan, held 39.2% and recorded using the equity method, reported an increase of 20% in quarterly revenues to about USD 550 million, as compared with USD 458 million in the corresponding quarter last year. Net earnings grew in the quarter by 30%, coming to USD 52 million, as compared with USD 40 million in Q2 last year. In the first half

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                   Makhteshim Agan's revenues grew 16.5% to USD 1,106 million, as compared with USD 952 million in the corresponding half-year last year. Net earnings for the half-year came to about USD 119 million, a rise of 21%, as compared with USD
                   98 million, the net earnings reported in H1 2006.
                   ECI, of which we hold 28% and it too is recorded using the equity method, reported, according to US GAAP, a drop of 3.5% in its revenues in Q2 to USD 164 million, as compared with USD 170 million in Q2 last year. Net earnings in Q2 this year came to USD 25 million, compared with USD 9.6 million in the corresponding quarter last year. Earnings in the current month include capital gains of USD 15.5 million from the sale of its shares in Veraz at its IPO. I would repeat that this is according to US GAAP.
                   Proforma, non-GAAP net earnings this quarter are at USD
                   10.6 million, as compared with USD 10.7 million in Q2 last year. In H1 2007 ECI reported revenues of about USD 319 million, a reduction of 4% as compared with its revenues in H1 2006, which were about USD 332 million. Net earnings for this half-year were about USD 43 million, as compared with about USD 13 million in the corresponding period last year. In the half-year there was the impact of the Veraz IPO, with the half-year earnings including a profit of USD 27 million on account of the Veraz offering.
                   Telrad, of which we hold 61% and which is also recorded using the equity method, achieved revenues in Q2 of NIS 63 million, as compared with NIS 91 million in the corresponding quarter last year. Telrad had earnings of NIS 200 thousand

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                   for the quarter, compared with a loss of NIS 99 million in the corresponding period last year. The loss included
                   one-time charges of about NIS 80 million. In H1 2007 Telrad reported revenues of about NIS 125 million, as compared with about NIS 200 million in the corresponding period last year, and earnings of about NIS 3 million, as compared with a loss of about NIS 101 million in the corresponding period last
                   year.
                   In conclusion, I would like to remind you that you can find
                   Koor's financial results, press releases and further
                   information on the Company's website.
                   I also want to remind you that there are accounting
                   differences between the results of the companies and those in Koor's consolidated results. The results of the companies
                   I have just summarized are as reported by those companies.
Spokesperson:      We will now be pleased to take questions, and we will now
                   move over to the questions and answers stage. The first question is from Gadi Berko from Apax. Gadi, please.

Gadi Berko:        Good afternoon. I wondered if you were able to expand a bit about the ECI transaction in the light of what's happening in the markets. Do you have any guarantees that the deal
                   will come off, and how it will?
Raanan Cohen:      The process of closing the transaction is exactly on
                   schedule, and the Go Shop period is over; it was set in the agreement and it took place. The No Shop period has started, the process of closing the transaction where approvals have to be received from everyone. A General Meeting of ECI has been convened for August 29, and I assume you certainly saw

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                   that. The process in the meantime is progressing on schedule.
 Gadi Berko:       The question is mainly about financing. You do not expect any problem on the part of the purchaser to finance the
                   transaction at the moment? Do you have any guarantees of a penalty or something already deposited?
Raanan Cohen:      If you take a look at ECI's proxy statement about the
                   transaction, you will see that it is extremely detailed, and all the information is there. In terms of relations between ourselves and the purchaser, there is no financing
                   condition.
Gadi Berko:        I understand that there is no condition. The question is, in the light of the situation in the markets, do you expect the transaction to go through without a reduction in price or
                   without any particular problems?
Raanan Cohen:      For the time being the process is on schedule, and I repeat, go take a look, there are references to the issue of
                   financing.
Gadi Berko:        In other words, in your opinion there will not be a change in the transaction price, and the transaction will be
                   completed.
Raanan Cohen:      At this time, without a doubt.
Gadi Berko:        OK, thank you.
Spokesperson:      There are no further questions. Before handing back to Mr.
                   Raanan Cohen to wind up, I just want to say that you can
                   hear a recording of this conference call at telephone number
                   +972-3-9255928, as from Sunday. Mr. Cohen please.
Raanan Cohen:      Thanks to all who have taken part, and I look forward
                   to also seeing you at the next call. Thank you very much.
Spokesperson:      With that we close the Koor Industries
                   conference call. Thank you for your participation, and have a nice day.

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